EXHIBIT 3.3

         Amendments to Amended and Restated Articles of Association
                         of Union Bankshares, Inc.
                         (filed November 24, 1999)

Effective November 24, 1999, the Amended and Restated Articles of
Association of Union Bankshares, Inc. were further amended to add the following two new sections:

To amend Section 7 of the Amended and Restated Articles of Association of Union Bankshares, Inc. to read in full:

* Capital Stock. The aggregate number of shares the Corporation shall have the authority to issue shall be five million (5,000,000) having a par value of two dollars ($2.00) per share.